PS Business Parks

                                  701 Western Avenue, Glendale, California 91201


July 14, 2009

VIA EDGAR AND COURIER

Sonia Barros
Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:      PS Business Parks
         Registration Statement on Form S-3
         Filed June 19, 2009
         File No. 333-160104

Dear Ms. Barros:

         Set forth below is the response of PS Business Parks, Inc. to the Staff comment provided in your letter dated July 13, 2009, regarding our Registration Statement on Form S-3 filed June 19, 2009, File No. 333-160104. In connection with this letter responding to the Staff's comment, we are filing Amendment No. 1 to the Registration Statement and I have enclosed a courtesy copy of such Amendment No. 1 marked to show changes from the Registration Statement as filed on June 19, 2009.

         The Staff's comment, indicated in bold below, is followed by PS Business Parks' response.

1. WE NOTE THAT YOU HAVE NOT FILED THE STATEMENT OF ELIGIBILITY OF THE TRUSTEE. PLEASE FILE THIS IN ACCORDANCE WITH THE REQUIREMENTS OF ITEM 601(B)(25) OF REGULATION S-K. TO THE EXTENT YOU INTEND TO REPLY UPON
         SECTION 305(B)(2) OF THE TRUST INDENTURE ACT TO DESIGNATE THE TRUSTEE ON A DELAYED BASIS, YOU MUST NOTE THIS IN THE EXHIBIT LIST. IF YOU INTEND TO DESIGNATE THE TRUSTEE ON A DELAYED BASIS, PLEASE BE AWARE THAT COMPANIES RELYING ON SECTION 305(B)(2) MUST SEPARATELY FILE THE FORM T-1 UNDER THE ELECTRONIC FORM TYPE "305B2." PLEASE REFER TO
         SECTION 220.01 UNDER "1939 ACT - GENERAL GUIDANCE," WHICH CAN BE LOCATED AT HTTY://WWW.SEC.GOV/DIVISIONS/CORPFIN/GUIDANCE/TIAINTERP.HTM.
                    ------------------------------------------------------------

         Response:
         ---------

         In response to the Staff's comment, we revised the exhibit list to indicate that we will file the statement of eligibility of the trustee on a delayed basis. The revised exhibit index is included in Amendment No. 1 to our Form S-3 that was filed today on EDGAR.

         In connection with PS Business Parks' response to the Staff's comment, we hereby acknowledge that:

Sonia Barros
Securities and Exchange Commission
July 14,2009
Page2



o PS Business Parks is responsible for the adequacy and accuracy of the disclosure in the filings,

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and

o PS Business Parks may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need additional information, please call me at 818-244-8080, ext. 1319. My fax number is 818-548-9288 if you need it.

Sincerely,

/s/Stephanie G. Heim

Stephanie G. Heim
Vice President, Corporate Counsel & Assistant Secretary

cc: Erin Martin, Attorney-Advisor, Division of Corporate Finance, Securities and Exchange Commission